Filed by Marriott International, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934, as amended

Subject Company: Starwood Hotels & Resorts Worldwide, Inc.

Commission File No. for Registration Statement on

Form S-4 filed by Marriott International, Inc.: 333-208684

Marriott International shared, through its social media accounts, certain images, articles and blog posts regarding the proposed Starwood Hotels & Resorts merger. Below are copies of the posts made on Twitter and Facebook.

On March 21, 2016, Marriott International sent the following Tweets under the Twitter handle @MarriottIntl (https://twitter.com/MarriottIntl):

•	Marriott International and Starwood Hotels & Resorts Worldwide sign amended merger agreement bit.ly/1XGPolC

•	Spotlight’s on Marriott today - big #MarHotMerger news live from #Cuba http://bit.ly/1XGPolC

•	FIRST on @CNBC: Marriott CEO is LIVE in Cuba with @MCaruso_Cabrera talking Starwood, business in Cuba and more.

•	#MarHotMerger call has ended, listen to recording here http://bit.ly/1ReNpRI

•	CEO Arne Sorenson: Together, we can create value and stay competitive in a quickly evolving marketplace http://bit.ly/1Rw5JFc

•	.@MarriottRewards & @SPG create the most powerful loyalty program in travel #MarHotmerger

•	#MarHotMerger Economies of scale allow company to better compete and respond to competition

•	#MarHotmerger will combine 30 brands particularly strong in luxury, lifestyle & select service segments

•	$MAR CEO Arne Sorenson: New agreement creates largest lodging company in the world #MarHotMerger

•	Welcome to the #MarHotMerger analyst call on amended agreement. Listen here http://bit.ly/1ReNpRI

•	$MAR tweets contain fwd-looking statements subject to risks; results may differ materially. See note on statements: http://bit.ly/1ZjwTF7

•	Conference call on $MAR’s amended agreement w/ $HOT to begin shortly #MarHotMerger http://bit.ly/1UJ0hE6

•	“Starwood Agrees to Sweetened Merger With Marriott” #MARHOTMerger @wsj @AnneMarieSteele http://on.wsj.com/1T3Z8Y0

•	Live from Cuba: $MAR CEO Arne Sorenson discusses amended merger agreement w/ @USATODAY’s @alangomez

•	Conference call on $MAR’s amended agreement with $HOT to begin at 8 AM EST #MARHOTMerger http://bit.ly/1UJ0hE6

On March 21, 2016, Marriott International added the following Facebook post:

•	Marriott International and Starwood Hotels & Resorts Worldwide sign amended merger agreement bit.ly/1XGPolC

Additional Information and Where to Find It

This communication relates to a proposed business combination between Marriott and Starwood. In connection with this proposed business combination, on February 16, 2016, Marriott filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed business combination. The registration statement on Form S-4 was declared effective by the Commission on February 17, 2016. Each of Marriott and Starwood mailed the joint proxy statement/prospectus to its respective stockholders beginning on or around February 19, 2016. INVESTORS AND SECURITY HOLDERS OF MARRIOTT AND STARWOOD ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC

CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Marriott and Starwood file with the SEC at the SEC’s website at www.sec.gov. In addition, these documents may be obtained from Marriott free of charge by directing a request to investorrelations@marriott.com, or from Starwood free of charge by directing a request to ir@starwoodhotels.com.

Note on forward-looking statements: This communication contains “forward-looking statements” within the meaning of U.S. federal securities laws, including the parties’ plans for closing the transaction; statements concerning the benefits of the transaction and other anticipated future events and expectations that are not historical facts. We caution you that these statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including the receipt of necessary consents, and other risk factors that we identify in our most recent annual report on Form 10-K and in the joint proxy statement / prospectus on Form S-4 that we filed with the U.S. Securities and Exchange Commission on February 16, 2016. Any of these factors could cause actual results to differ materially from the expectations we express or imply in this communication. We make these forward-looking statements as of the date of this communication. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.